SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
Lafarge North America Inc.
(Name of Subject Company)
Lafarge North America Inc.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $1.00
(Title of Class of Securities)
505862
(CUSIP Number of Class of Securities)
Eric C. Olsen
Executive Vice President and Chief Financial Officer
Lafarge North America Inc.
12950 Worldgate Drive, Suite 500
Herndon, Virginia 20170
(703) 480-3600
(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
Copy To:

Robert E. Spatt, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Peter A. Lodwick, Esq. Thompson & Knight L.L.P. 1700 Pacific Avenue, Suite 3300 Dallas, Texas 75201 (214) 969-1700
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

              This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement (the “Statement”) filed on March 6, 2006 with the Securities and Exchange Commission (the “SEC”) by Lafarge North America Inc., a Maryland corporation (the “Company”), relating to the tender offer by Efalar Inc., a Delaware corporation (“Efalar”) and wholly-owned subsidiary of Lafarge S.A., a société anonyme organized under the laws of France (“Lafarge S.A.”), to purchase all outstanding shares of common stock of the Company (the “Offer”) not owned by Lafarge S.A. and its subsidiaries. Simultaneously with the Offer, Lafarge S.A., through another wholly-owned subsidiary, is offering to purchase all outstanding exchangeable preference shares of Lafarge Canada Inc. The Offer is disclosed in a Tender Offer Statement on Schedule TO initially filed by Lafarge S.A. with the SEC on February 21, 2006.

ITEM 4.	The Solicitation or Recommendation.
              The information contained in Item 4 of the Statement under the caption “Background of the Offer” is hereby amended and supplemented as follows:
              On March 6, 2006, the Company delivered to its stockholders the Statement, in which the Special Committee stated that it was unable to take a position with respect to the Offer at such time because of the reasons set forth therein. The Company also issued a press release about the Statement and that Lafarge S.A. agreed to the Special Committee’s request for an extension of the expiration date of the Offer.
              Subsequently on March 6, 2006, Lafarge S.A. and Efalar extended the expiration date of the Offer to 12:00 midnight, New York City time, on April 3, 2006, unless the Offer is extended further, as announced in their press release of the same date.
              On March 9, 2006, at the request of the Special Committee and as part of the Special Committee’s continuing review and evaluation of the Offer, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), the lead financial advisor to the Special Committee, met with J.P. Morgan Securities, Inc. (“JPMorgan”), one of the financial advisors to Lafarge S.A. At this meeting, Merrill Lynch delivered to JPMorgan the 2006 “outlook” updating the Company’s 2006 budget, as referred to in the February 16, 2006 letter included in the Statement, and discussed such information and the Offer.

ITEM 7.	Purposes of the Transaction and Plans or Proposals.
              The information contained in Item 7 of the Statement is hereby amended and supplemented as follows:
              As noted above and as part of the Special Committee’s continuing review and evaluation of the Offer, Merrill Lynch met with one of the financial advisors to Lafarge S.A. with respect to the Offer, and there may be other meetings in the future between the Special Committee and/or its advisors, on behalf of the Company, on the one hand, and Lafarge S.A. and/or its advisors, on the other hand, with respect to the Offer. No assurance can be made as to whether any such meetings will result in any agreement on any matter.
              In considering the possibility that the Special Committee and/or its advisors, on behalf of the Company, may at some point engage in discussions and/or negotiations with Lafarge S.A. and/or its advisors and, if appropriate and consistent with the mandate of the Special Committee, any other person in connection with the Special Committee’s evaluation of the Offer, which discussions and negotiations may relate to or result in, among other things, a transaction or other event required to be described in Item 7 of the Statement, the Special Committee determined that disclosure with respect to these possible transactions or other events, including but not limited to the identity of the parties thereto, the possible terms thereof, or any proposals relating thereto, would jeopardize the institution or continuation of any discussions, negotiations or other actions that the Company may consider taking or doing or may take or do. Accordingly, the Special Committee adopted a resolution instructing the Company not to disclose the possible terms of any such transactions, proposals or other events, or the parties thereto, until such time as counsel advises that such disclosure is required by law.

ITEM 8.	Additional Information.
              The information contained in Item 8 of the Statement under the caption “Litigation” is hereby amended and supplemented as follows:
              On March 8, 2006, plaintiffs in the City of Philadelphia Board of Pensions and Retirement, Local 66 Trust Funds and Amron actions filed an amended complaint which names Efalar as a defendant and makes additional allegations concerning developments with respect to the Offer since the underlying complaints were filed. Plaintiffs in these actions and other actions filed against the Company with respect to the Offer continue to file procedural and discovery motions which the Company responds to, if necessary, in due course.
              Certain Forward-Looking Statements
              This Amendment may contain or incorporate by reference certain “forward-looking statements.” All statements other than statements of historical fact included or incorporated by reference in this Amendment are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the U.S. and Canada; Canadian currency fluctuations; seasonality of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business in the U.S. and Canada. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.
              The information contained in all of the exhibits referred to in Item 9 below is incorporated by reference herein.

ITEM 9. Exhibits.
              The following exhibits are filed herewith.

(a)(21)	First Amended Complaint titled Dennis Rice and Alan Kahn vs. Lafarge North America Inc., et al. and Efalar, Inc. filed on February 27, 2006 in the Circuit Court for Montgomery County, Maryland.*

(a)(22)	First Amended Complaint titled City of Philadelphia Board of Pensions and Retirement, Local 66 Trust Funds and Kenneth Amron vs. Lafarge North America Inc., et al. and Efalar, Inc. filed on March 8, 2006 in the Circuit Court for Baltimore City, Maryland.

*	This Amended Complaint was disclosed in the Statement, but was not available for filing therewith.

SIGNATURE
              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAFARGE NORTH AMERICA INC.

	By:	/s/ Eric C. Olsen

		Name:	Eric C. Olsen
		Title:	Executive Vice President and Chief Financial Officer

Dated: March 10, 2006

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